Exhibit 99.1

ATTUNITY REPORTS THIRD QUARTER 2008 RESULTS

Burlington, MA, November 11, 2008 – Attunity Ltd (OTC Bulletin Board: ATTUF.OB), a leading provider of real-time event capture and data integration software, reported today its unaudited financial results for the third quarter ended September 30, 2008.

Key financial metrics for the third quarter of 2008:
—	Revenues: $2,570,000 compared to $2,543,000 in the third quarter of 2007.
—	Net Operating Loss (GAAP): $659,000 compared to $1,401,000 in the third quarter of 2007, an improvement of 53%.
—	Net Operating Loss (Non-GAAP): $485,000 Non-GAAP net operating loss compared to $1,328,000 Non-GAAP net operating loss in the third quarter of 2007, an improvement of 65%. Non-GAAP operating loss excludes equity based compensation expenses (see footnote 1), software development costs capitalization and amortization (see footnote 2)
—	Net Loss (GAAP): $1,022,000, compared to $1,757,000 in the third quarter of 2007, an improvement of 42%.
—	Net Loss (Non-GAAP): $625,000 compared to $1,472,000 in the third quarter of 2007, an improvement of 57%. Non-GAAP net loss excludes equity based compensation expenses (see footnote 1), software development costs capitalization and amortization (see footnote 2) and amortization of debt discount and deferred charges (see footnote 4).
—	Net Loss per Diluted Share (GAAP): $0.04 compared to $0.08 in the third quarter of 2007.
—	Net Loss per Diluted Share (Non-GAAP): $0.03 compared to $0.06 in the third quarter of 2007. Non-GAAP loss per Diluted Share excludes equity based compensation expenses (see footnote 1), software development costs capitalization and Amortization (see footnote 2) and amortization of debt discount and deferred charges (see footnote 4).

See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

“Seasonality makes Q3 normally our weakest quarter, and this year’s Q3 was no exception. However, we have continued to improve our cost structure which has had a positive effect on our financial results year-on-year, and is encouraging particularly given the current economic climate”, stated Shimon Alon, Attunity Chairman and CEO.

Highlights of the Quarter

Microsoft OEM Agreement
Following the strategic licensing (OEM) agreement between Attunity and Microsoft Corporation at the end of 2007, the first two high-speed adapters called ‘Microsoft Connector for Oracle by Attunity’ and ‘Microsoft Connector for Teradata by Attunity’, were delivered to Microsoft for use and shipment with Microsoft SQL Server 2008 Integration Services.

Mr. Alon commented, “We believe this to be a significant achievement which further strengthens our relationship with Microsoft, and we believe exposes Attunity to the Microsoft Developer Network, a potentially new market for Attunity’s software products.”

Oracle OEM Agreement
Additional software products were delivered to Oracle under the terms of the existing 2003 OEM agreement, and were subsequently showcased by Oracle at their annual Oracle Open World event. These products, part of Attunity’s CDC technology stack, were provided to Oracle for real-time capture of changed-data from mainframe data sources.

Other milestones
—	Company re-focused around core competencies of real-time integration, event and changing data capture (ECDC)
—	Major customer and partner wins across the world including HSBC, Peacocks, George Weiss Associates, Atlantic Detroit Diesel and Axcius Strategic Consulting.

“We took the decision early in Q3 to re-focus our efforts more tightly around our core competencies and our existing competitive advantage in what we believe to be a growing market segment of real-time data integration, event and changing data capture, or ECDC as we call it” continued Shimon Alon. “This refinement has taken much of Q3 but has now ostensibly been done, and we believe we are now well positioned for attracting additional customers and new partnerships over the coming quarters.”

About Attunity
Attunity is a leading provider of real-time event capture and data integration software. Using our software solutions, Attunity’s customers enjoy dramatic business benefits by driving down the cost of managing their operational systems, creating flexible, service-based architectures for increased business agility, and by detecting critical actionable business events, as they happen, for faster business execution.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of strategic and OEM agreements with partners such as Microsoft, Oracle, IBM, HP and SAP/Business Objects. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, please visit us at www.attunity.com, the content of which is not part of this press release.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Attunity uses non-GAAP measures of net loss, net operating profit (loss) and net loss per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123(R), non-cash capitalization and amortization of software development costs in accordance with SFAS 86, expenses related to employment termination and offices shutdown costs, and non cash financial expenses such as amortization of beneficial conversion features related to the convertible debt and deferred charges related to warrants granted in connection with a long term loan. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Attunity’s on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. For example, when we discuss the possible effects of the Microsoft OEM agreement and the delivery of two new adapters, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; our liquidity challenges and the need to raise additional capital in the near future; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2008 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information:

Andy Bailey, VP Marketing	Dror Elkayam, VP Finance
Attunity	Attunity
+1 781-213-5204	+972 9-899-3000
andy.bailey@attunity.com	dror.elkayam@attunity.com

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September, 30 2008	December 31, 2007
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	813	1,321
Restricted cash	228	159
Trade receivables and unbilled revenues (net of allowance for
doubtful accounts of $18 and $ 78 at Sept 30, 2008 and December 31, 2007, respectively)	974	912
Other accounts receivable and prepaid expenses	417	484

Total current assets	2,432	2,876

LONG-TERM ASSETS:
Long-term prepaid expenses	100	72
Severance pay fund	1,241	972
Property and equipment, net	418	579
Software development costs, net	3,997	4,374
Goodwill	6,337	6,361
Deferred charges, net	259	423

Total long-term assets	12,352	12,781

Total assets	14,784	15,657

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September, 30 2008	December 31, 2007
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt and short term loans	1,842	18
Current maturities of long-term convertible debt	1,611	-
Trade payables	402	457
Deferred revenues	2,543	2,344
Employees and payroll accruals	1,029	876
Accrued expenses and other liabilities	836	901

Total current liabilities	8,263	4,596

LONG-TERM LIABILITIES:
Convertible debt		1,099
Long-term debt	500	2,009
Accrued severance pay	1,579	1,287

Total long-term liabilities	2,079	4,395

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value - Authorized: 70,000,000 shares at September 30 2008 and December 31, 2007; Issued and outstanding: 23,196,236 shares at September 30, 2008 and December 31, 2007	720	720
Additional paid-in capital	104,210	103,924
Accumulated other comprehensive loss	(460)	(431)
Accumulated deficit	(100,028)	(97,547)

Total shareholders' equity	4,442	6,666

Total liabilities and shareholders' equity	14,784	15,657

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	9 months ended Sep-30		3 months ended Sep-30
	2008	2007	2008	2007
	Unaudited

Revenues:
Software licenses	4,483	4,317	983	949
Maintenance and services	4,788	4,956	1,587	1,594

	9,271	9,273	2,570	2,543

Operating expenses:
Cost of revenues	1,876	1,968	592	616
Research and development, net	2,144	2,799	695	826
Selling and marketing	4,869	6,311	1,393	1,945
General and administrative	1,466	1,966	549	557
Employment termination and offices shutdown costs	363	761	-

Total operating expenses	10,718	13,805	3,229	3,944

Operating loss	(1,447)	(4,532)	(659)	(1,401)

Financial expenses, net	977	793	330	338
Other expense (income)		(39)	2

Loss before income taxes	(2,424)	(5,286)	(991)	(1,739)
Taxes on income	57	53	31	18

Net loss	(2,481)	(5,339)	(1,022)	(1,757)

Basic and diluted net loss per share	$(0.11)	$(0.23)	$(0.04)	$(0.08)

Weighted average number of shares used in computing basic and diluted net loss per share	23,196	23,181	23,196	23,196

(*) The above items are inclusive of the
following equity-based compensation expenses resulting under SFAS-123(R):
Equity-based compensation expense included in "Research and development"	83	112	20	28
Equity-based compensation expense included in "Selling and marketing"	122	153	29	46
Equity-based compensation expense included in "General and administrative"	50	243	21	44

	255	508	70	118

Net basic and diluted equity-based compensation expense, per share	$(0.11)	$(0.23)	$(0.04)	$(0.08)

*) Less than $0.01 per share

The accompanying notes are an integral part of the consolidated financial statements.

U.S. dollars in thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2008	2007	2008	2007
	Unaudited

GAAP operating loss	(1447)	(4532)	(659)	(1401)
Stock based compensation (1)	255	508	70	118
Software development costs capitalization and amortization (2)	406	78	104	(45)
Employment termination and offices shutdown costs (3)	363	761

Non-GAAP operating profit (loss)	(423)	(3185)	(485)	(1328)

GAAP net loss	(2481)	(5339)	(1022)	(1757)
Stock based compensation (1)	255	508	70	118
Software development costs capitalization and amortization (2)	406	78	104	(45)
Employment termination and offices shutdown costs (3)	363	761	0	0
Financial expenses (4)	672	620	223	212

Non-GAAP net loss	(785)	(3372)	(625)	(1472)

GAAP basic and diluted net loss per share	(0.11)	(0.23)	(0.04)	(0.08)
Stock based compensation (1)	0.01	0.02	*)	0.01
Software development costs capitalization and amortization (2)	0.02	*)	*)	*)
Employment termination and offices shutdown costs (3)	0.02	0.03	-	-
Financial expenses (4)	0.03	0.03	0.01	0.01

Non-GAAP basic and diluted net loss per share	(0.03)	(0.15)	(0.03)	(0.06)

Weighted average number of shares used in computing basic and diluted net loss per share	23,196	23,181	23,196	23,196

*) Less than $0.01 per share

(1) Equity-based compensation** expenses resulting under SFAS-123(R):
Equity-based compensation expense included in "Research and development"	83	112	20	28
Equity-based compensation expense included in "Selling and marketing"	122	153	29	46
Equity-based compensation expense included in "General and administrative"	50	243	21	44

	255	508	70	118

“Equity based compensation expenses” refer to the amortized fair value of all equity based awards granted to employees.

(2) Software development costs capitalization and amortization resulting under SFAS 86:
Capitalization	(688)	(933)	(236)	(382)
Amortization	1094	1011	340	337

	406	78	104	(45)

(3) The Company terminated its entire workforce in France and Australia in March 2007. The company’s former CEO retired in May 2008.

(4) Financial expenses:
Amortization of debt discount	513	510	170	171
Amortization of deferred charges	159	110	53	41

	672	620	223	212